UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Anthera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03674U 102

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC
Samuel D. Isaly
767 Third Avenue
New York, NY 10017
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 03674U 102	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,333,334
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.32%*
14		TYPE OF REPORTING PERSON (See Instructions) IA
* All percentage calculations set forth herein assume that there are 40,640,934 Shares (as herein defined) outstanding, based on information provided by Anthera Pharmaceuticals, Inc.

SCHEDULE 13D

CUSIP No. 03674U 102	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,333,334
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.32%*
14		TYPE OF REPORTING PERSON (See Instructions) OO
* All percentage calculations set forth herein assume that there are 40,640,934 Shares (as herein defined) outstanding, based on information provided by Anthera Pharmaceuticals, Inc.

SCHEDULE 13D

CUSIP No. 03674U 102	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,333,334
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.32%*
14		TYPE OF REPORTING PERSON (See Instructions) IN
* All percentage calculations set forth herein assume that there are 40,640,934 Shares (as herein defined) outstanding, based on information provided by Anthera Pharmaceuticals, Inc.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Shares”), of Anthera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 25801 Industrial Boulevard, Suite B, Hayward, California 94545.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On June 8, 2011, the Issuer announced the closing of an underwritten public offering of 7,666,667 Shares at US $7.50 per Share, which included the purchase by the underwriters of 1,000,000 Shares pursuant to their option to purchase additional Shares at the public offering price (the “Share Issuance”).  As a result of the Share Issuance, the Issuer’s total number of outstanding Shares increased from 32,974,267 to 40,640,934 (the “Outstanding Share Increase”).  The Reporting Persons did not participate in, or acquire or dispose of any Shares in the Share Issuance.  As a result of the Share Issuance (and more specifically, the Outstanding Share Increase), the percentage of outstanding Shares that the Reporting Persons may be deemed to be the beneficial owner of was reduced by more than one percent of the Issuer’s now outstanding Shares.

Item 2.	Identity and Background.

(a)           This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital GP IV LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  OrbiMed Advisors LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of OrbiMed Capital GP IV LLC.  OrbiMed Capital GP IV LLC is the sole general partner of OrbiMed Private Investments IV, LP (“OPI IV”), which holds Shares, as more particularly described in Item 6 below.  OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Capital GP IV LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC.

The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)    name;

(ii)   business address (or residence address where indicated);

(iii)  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)  citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Considerations.

Not Applicable.  As described more fully in Item 1 above, the event giving rise to the obligation of the Reporting Persons to file this Amendment did not involve any transactions effected by one or more Reporting Persons with respect to the Shares.

Item 4.	Purpose of Transaction.

Not Applicable.  As described more fully in Item 1 above, the event giving rise to the obligation of the Reporting Persons to file this Amendment did not involve any transactions effected by one or more Reporting Persons with respect to the Shares.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)  As of this date of this filing, OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 4,333,334 Shares.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 10.32% of the issued and outstanding Shares.  As a result of the agreements and relationships described in Item 2 above and Item 6 below, OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Isaly share power to direct the vote and to direct the disposition of the Shares described in this Item 5.

(c)   Since the transactions reported on in Amendment No. 1 to the Schedule 13D, the Reporting Persons have engaged in the following transactions with respect to the Shares:

(i) On June 8, 2011, OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to dispose of 33,000 Shares at a weighted-average net price per share of $7.98 (all such Shares were purchased more than 60 days prior to June 8, 2011);

(ii) On June 9, 2011, OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to dispose of 37,000 Shares at a weighted-average net price per share of $8.07 (all such Shares were purchased more than 60 days prior to June 8, 2011); and

(iii) On June 10, 2011, OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC, pursuant to their authority under the limited partnership agreement of OPI IV, as more particularly referred to in Item 6 below, caused OPI IV to dispose of 30,000 Shares at a weighted-average net price per share of $8.14 (all such Shares were purchased more than 60 days prior to June 8, 2011).

(d)   Not applicable.

(e)   Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2 and 5, OrbiMed Capital GP IV LLC is the sole general partner of OPI IV, pursuant to the terms of the limited partnership agreement of OPI IV, and OrbiMed Advisors LLC is the sole managing member of OrbiMed Capital GP IV LLC, pursuant to the terms of the limited liability company agreement of OrbiMed Capital GP IV LLC.  Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC have discretionary investment management authority with respect to the assets of OPI IV.  Such authority includes the power to vote and otherwise dispose of securities purchased by OPI IV.  The number of outstanding Shares of the Issuer attributable to OPI IV is 3,000,000 Shares and a warrant to purchase 1,333,334 Shares.  OrbiMed Advisors LLC, pursuant to its authority as the managing member of OrbiMed Capital GP IV LLC may be considered to hold indirectly 3,000,000 Shares and a warrant to purchase 1,333,334 Shares and OrbiMed Capital GP IV LLC, pursuant to its authority as the general partner of OPI IV, may be considered to hold indirectly 3,000,000 Shares and a warrant to purchase 1,333,334 Shares.

The Issuer disclosed on February 1, 2011 that its Board of Directors had appointed Peter Thompson, M.D., a Venture Partner with OrbiMed Advisors LLC, to serve thereon.  Accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2011

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP IV LLC

By:	OrbiMed Advisors LLC, its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description	Page No.
A.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly	A-1